SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	MENG.DING@SIDLEY.COM +852 2509 7858

Confidential

September 16, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski

Re:	Puyi Inc.
Amendment No. 5 to Registration Statement on Form F-3
Filed August 19, 2022
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated September 7, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 5 to Registration Statement on Form F-3 filed August 19, 2022

About this Prospectus, page 2

1.	Refer to your response to comment 3. Please revise the definition of “PRC” or “China” to state that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

If you have any questions regarding the Amendment No. 6 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail
Hu Anlin, Chief Financial Officer and Vice President
Jing He, General Manager of Financial Reporting Department
Puyi Inc.